

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

April 10, 2008

Green Dragon Wood Products, Inc.
Attention: Kwok Leung Lee, President
c/o Diane J. Harrison, Esq.
Harrison Law, P.A.
6860 Gulfport Blvd. South, #162
South Pasadena, FL 33707

Re: Green Dragon Wood Products, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed April 1, 2008
File No. 333-147988

Dear Mr. Lee:

We have reviewed your filing and have the following comments.

Dividend, page 18

1.   We note your response to comment 2 in our letter dated March 4, 2008; however, your disclosure is still unclear. Please specifically explain what you mean by the term "non-cash dividend." In doing so, please address how you believe such a dividend is different than a cash dividend, a stock dividend and a dividend consisting of assets or property.

Management's Discussion and Analysis, page 24

Results of Operations, page 25

2.   We note your revisions to the tables on pages 2 and 25 in response to comment 5 in our letter dated March 4, 2008. Since you now show "Comprehensive Income (Loss)" rather than "Net Income (Loss)", please delete footnote two that references "Net Income (Loss)."

3.   Please revise the "Expenses" amounts on page 25 to match the amounts reflected in the table on page 2 as your footnote states that the amounts include the adjustments to "Other Comprehensive Income."

Results of Operations, page 27

4.   We note your response to comment 6 in our letter dated March 4, 2008. It remains unclear to us under what circumstances you would record a receivable prior to the product being "ready for shipping" as indicated in the fourth paragraph on page 27 when your revenue recognition policy as stated on page F-25 indicates that revenue is recognized "upon the shipment of goods to customers." Please advise or revise as appropriate.

5.   Your current disclosure addressing the increase in the aging of accounts receivable at December 31, 2007 appears to denote an increase in the receivable balance, however, the accounts receivable balance actually decreased by approximately $3 million from March 31, 2007 to December 31, 2007, and the accounts receivable as a percentage of revenues also decreased during the period. Please clearly disclose the underlying reasons for the change in your accounts receivable balance during the most recent interim period.

Certain Relationships and Related Transactions, page 30

6.   We note your response to comment 9 in our letter dated March 4, 2008; however, your disclosure regarding the director "advances" and "drawings," as well as the amounts due from and to related parties, remains unclear. Please revise your disclosure to address the following points:

   •   Please explain the policies and business purposes for the director "advances" and "drawings."

   •   Please disclose the dates and the amounts involved for each of the director "advances" and "drawings," and explain how the amounts were determined.

   •   Please tell us what consideration you have given to whether the director "advances" and "drawings" are subject to Section 13(k)(1) of the Exchange Act, which prohibits the extensions of credit by issuers in the form of personal loans to their directors or executive officers (or equivalent thereof).

   •   Please disclose the nature of the relationships between the related companies listed in Table 8.0 and Mr. Lee or Ms. Law and the business purposes of the payments to these companies. In addition, please clarify why you have written-off the amounts due from these companies.

   •   Please disclose whether any of the types of payments and transactions described above will continue in the future and, if so, please provide the information required by Item 404 for such transactions.

7.   Regarding the $1.9 million payment you made to Mr. Lee, please address the following points:

- We note that Mr. Lee receives an annual salary and bonus of approximately $63,000 for his services to you as your president and further note that the $1.9 million payment was made to him for services he rendered to you in his capacity as your president. In view of the compensation he was already receiving for serving as your president, please disclose in greater detail why the board decided to pay this additional sum to Mr. Lee.

- Please disclose how the board determined the amount of the $1.9 million payment and why it chose to pay the sum to Mr. Lee by off-setting it against the debt of approximately $1.7 million that Mr. Lee owed to you.

- Please tell us why you have not recorded the payment to Mr. Lee in your interim statement of operations as compensation expense, as your revised disclosures indicate that the dividend was payment for services provided to you and the payment is reflected in the executive compensation table.

Statement of Changes in Stockholder's Equity, page F-6

8.   Please update this statement to reflect the interim period ended December 31, 2007.

Statement of Cash Flows, page F-7

9.   Please revise to include in your total "net cash inflow from operating activities" for the period ended December 31, 2007 your total "operating profit before change in working capital" for the same period.

10.   Please delete the line item "Analysis of cash and cash equivalents."

11.   Please include the $166,011 waiver of the remaining due to director in the non-cash supplemental disclosures.

Note 2(p) – Recent Accounting Pronouncements, page F-11

12.   As previously requested, please revise the first paragraph of Note 2(q) on page F-11 and the first paragraph of Note 2(q) on page F-27 to clarify that the disclosure includes a discussion of all recent accounting standards affecting you.

Note 13 – Subsequent Events, page F-35

13.   We were unable to locate the revised disclosure we requested to clarify that the additional 12,500 shares were issued by the British Virgin Islands Corporation, not the registrant, and that the transaction in which they were issues was exempt under the Securities Act. Please advise or revise.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Bret Johnson at (202) 551-3753 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King at (202) 551-3338 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Diane J. Harrison, Esq. (via facsimile 941-531-4935)